SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 18, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F-☐     Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Early Notice of Extraordinary General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 18, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

October 18, 2006

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Securities Registry, Government of Nunavut
Nova Scotia Securities Commission
Commission des valeurs mobilières du Québec
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Securities Division, Department of Justice, Newfoundland

The Toronto Stock Exchange
The New York Stock Exchange
NASDAQ Stock Exchange

Dear Madam/Sir:
In compliance with National Instrument 54-101, the following is an advance notification of meeting for:

ISSUER:	Ivanhoe Mines Ltd.

SECURITY DESCRIPTION:	Common Shares

CUSIP NUMBER:	46579N 103

MEETING TYPE:	Extraordinary General Meeting

RECORD DATE FOR NOTICE:	October 18, 2006

RECORD DATE FOR VOTING:	October 31, 2006

BENEFICIAL OWNERSHIP DETERMINATION:	October 31, 2006

MEETING DATE:	November 30, 2006

PLACE OF MEETING:	Vancouver, British Columbia

Yours truly, IVANHOE MINES LTD.
“Beverly A. Bartlett”

Vice President and Corporate Secretary